Helus Pharma Appoints Regina Donohue as Chief People Officer and Suresh Durgam, M.D., to its Scientific Advisory Board

Former Intra-Cellular Therapies, Inc. (“Intra-Cellular”) executives bring complementary experience in organizational scale-up, central nervous system (“CNS”) drug development, regulatory approvals and commercialization

Ms. Donohue is the former Chief Human Resources Officer of Intra-Cellular, where she led the company’s people strategy and human resources infrastructure as it transitioned from a clinical to a commercial stage organization of 1,000+ employees

Dr. Durgam is a recognized CNS drug-development leader who played a pivotal role in securing multiple U.S. Food and Drug Administration (“FDA”) approvals for CAPLYTA® (lumateperone), including in schizophrenia, bipolar depression and adjunctive major depressive disorder

Appointments support Helus Pharma’s continued growth, scientific leadership and preparation for potential commercialization

This news release constitutes a “designated news release” for the purpose of the Company’s prospectus supplement dated December 30, 2025, to its short form base shelf prospectus dated September 17, 2025, as amended on December 19, 2025.

NEW YORK & TORONTO – August 18, 2026 – Helus Pharma (Nasdaq: HELP) (Cboe CA: HELP) (the “Company” or “Helus Pharma”), a clinical-stage pharmaceutical company committed to helping minds heal by developing novel serotonergic agonists (“NSAs”), today announced the appointment of Regina Donohue as Chief People Officer and the appointment of Suresh Durgam, M.D., to the Company’s Scientific Advisory Board (“SAB”).

“I had the pleasure of working with both Regina and Suresh at Intra-Cellular, and I am delighted to welcome them to Helus Pharma,” said Michael Halstead, Chief Executive Officer of Helus Pharma. “As we execute against our upcoming clinical, regulatory and commercial milestones, Regina’s experience thoughtfully scaling organizations and building high-performing teams will be instrumental. Suresh’s deep expertise in CNS clinical development, regulatory strategy and scientific leadership will further strengthen our SAB as we advance our pipeline toward potential commercialization.”

Chief People Officer Appointment

Ms. Donohue has extensive human resources leadership experience working with life sciences companies amidst their transition from clinical platforms through commercialization by building scalable human resources functions through periods of rapid growth.

Most recently, at Intra-Cellular, Ms. Donohue served as Chief Human Resources Officer, where she built the company’s people strategy and infrastructure, and managed its rapid growth as it transitioned into a commercial-stage organization, launched its first product, and grew to 1,000+ employees. Intra-Cellular was acquired by Johnson & Johnson in April 2025.

Previously, Ms. Donohue was among the first five executives hired to build LEO Pharma’s U.S. subsidiary, establishing its human resource function and supporting the organization through the rapid growth necessary to launch two products in the U.S. During her tenure at LEO Pharma, she also served as the interim Global Head of Human Resources.

“I am thrilled to join a company so deeply committed to advancing innovative treatments for people living with mental health conditions,” said Ms. Donohue. “Mental health is a cause that is personally meaningful to me, and I am particularly excited to bring my experience and passion for building strong, purpose-driven organizations to Helus Pharma. The Company is at an exciting stage of its growth, and I look forward to helping build a patient-centric culture and developing the strong people strategy Helus Pharma will need as it advances towards potential commercialization of its programs.”

Ms. Donohue holds a Bachelor of Science from the University of Scranton and professional human resources designations from the HR Certification Institute and Society for Human Resources Management.

SAB Appointment

Dr. Durgam is a CNS drug-development executive with more than two decades of experience spanning clinical development, medical affairs, regulatory strategy and pharmacovigilance. Most recently, he served as Executive Vice President and Chief Medical Officer of Intra-Cellular, where he provided strategic oversight across global clinical development and operations, data science, regulatory affairs, drug safety and medical affairs. He played a pivotal role in securing FDA approvals for CAPLYTA across multiple indications, including schizophrenia, bipolar depression, as both a monotherapy and adjunctive therapy, and adjunctive major depressive disorder.

Earlier in his career, Dr. Durgam held senior clinical-development leadership roles at Allergan, Forest Laboratories and Solvay Pharmaceuticals, with responsibility for programs across major depressive disorder, bipolar disorder, schizophrenia and anxiety disorders. His development experience includes lumateperone, cariprazine, vilazodone, levomilnacipran and other CNS therapies. He has led or supported numerous interactions with regulatory authorities worldwide and authored or co-authored more than 50 peer-reviewed publications and over 200 abstracts and posters.

“Helus Pharma is advancing a differentiated CNS pipeline with the potential to address significant unmet needs in mental health,” said Dr. Durgam. “I look forward to working with the Company’s leadership team and fellow SAB members to provide scientific and clinical guidance as Helus Pharma advances its programs through late-stage development.”

Dr. Durgam received his psychiatry residency training at Scott & White Memorial Hospital within the Texas A&M University System College of Medicine and earned his medical degree from Siddhartha Medical College in India. He is a member of the Scientific Committee of the International Society for CNS Clinical Trials and Methodology and received the 2026 International Society for CNS Drug Development Leadership Award.

About Helus Pharma

Helus Pharma™, the commercial operating name of Cybin Inc. is a clinical stage pharmaceutical company committed to helping minds heal by developing proprietary NSAs, synthetic molecules designed to activate serotonin pathways that are believed to promote neuroplasticity. The Company’s proprietary NSAs are intended to address the large unmet need for people who suffer from depression, anxiety, and other mental health conditions.

With class leading data, Helus Pharma aims to improve the treatment landscape through the introduction of NSAs that aim to provide durable improvements in mental health. Helus Pharma is currently developing HLP003, a proprietary NSA, in Phase 3 clinical development for the adjunctive treatment of MDD that has received Breakthrough Therapy Designation from the FDA and HLP004, also a proprietary NSA in Phase 2 for GAD. Additionally, Helus Pharma has an extensive research portfolio of investigational NSAs.

The Company operates in Canada, the United States, the United Kingdom, and Ireland. For Company updates and to learn more about Helus Pharma, visit www.helus.com or follow the team on X, LinkedIn, YouTube and Instagram. Helus Pharma™ is a trademark of Helus Pharma Corp.

Cautionary Notes and Forward-Looking Statements

Certain statements in this news release relating to the Company are forward-looking statements or forward-looking information within the meaning of applicable securities laws (collectively, “forward-looking statements”) and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “may”, “should”, “could”, “potential”, “possible”, “intend”, “estimate”, “plan”, “anticipate”, “expect”,

“believe” or “continue”, or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding the anticipated contributions of Ms. Donohue and Dr. Durgam; the Company’s continued growth and commercialization of the Company’s programs; execution against clinical, regulatory and commercial milestones; and plans to engineer proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health conditions.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the NSA market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; implications of disease outbreaks on the Company's operations; and the risk factors set out in each of the Company's management's discussion and analysis for the three months ended June 30, 2026, and the Company’s annual information form for the year ended March 31, 2026, which are available under the Company's profile on SEDAR+ at www.sedarplus.ca/ and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov/edgar. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

The Company makes no medical, treatment or health benefit claims about the Company’s proposed products. The FDA, Health Canada or other similar regulatory authorities have not evaluated claims regarding NSAs or HLP003, HLP004 and other programs of the Company. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of NSAs, HLP003, HLP004 or other programs of the Company can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. If Helus Pharma cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on the Company’s performance and operations.

Neither Cboe Canada, nor the Nasdaq Global Market stock exchange, have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.

Investor Contact:
Matthew Beck
astr partners
Managing Partner
(917) 415-1750
Matthew.beck@astrpartners.com

Gabriel Fahel
Chief Legal Officer
Helus Pharma
1-866-292-4601
irteam@helus.com – or – media@helus.com

Media Contact:
Victoria Verdeja
RXMD
Public Relations Director
(212) 537-9495
cwray@rxmedyn.com